Exhibit 12.1

Flowers Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

Fiscal 2010 - 2014

(000’s Omitted, Except Ratio Amounts)

	Fiscal Year
	2014	2013	2012	2011	2010
Fixed Charges:
Interest expense	$28,288	$28,875	$23,411	$10,172	$8,164
Interest portion of rent expense(1)	$29,564	$30,100	$25,600	$23,399	$20,953
Total Fixed Charges	$57,852	$58,975	$49,011	$33,571	$29,117

Earnings:
Income before income taxes	$268,054	$322,373	$208,772	$191,966	$210,380
Plus: Fixed charges(2)	$57,852	$58,975	$49,011	$33,571	$29,117
Earnings Available to Cover Fixed Charges	$325,906	$381,348	$257,783	$225,537	$239,497
Ratio of Earnings to Fixed Charges	5.6	6.5	5.3	6.7	8.2

(1)	One-third of total rent expense is the portion deemed representative of the interest factor.
(2)	Fixed charges represent gross interest expense plus the interest portion of rent expense.